UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On March 15, 2023, Enlight Renewable Energy Ltd. issued a press release titled: “Enlight Renewable Energy Reports Year-End 2022 Financial Results”. A copy of the press release is furnished as Exhibit 99.1 herewith.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Exhibit Description

99.1	Press Release of Enlight Renewable Energy Ltd., dated March 15, 2023, titled: "Enlight Renewable Energy Reports Year-End 2022 Financial Results".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: March 15, 2023	By:	/s/ Nir Yehuda
Nir Yehuda
Chief Financial Officer